SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-82306

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mid-America Energy Resources Employee Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

REQUIRED INFORMATION

The certification of the chief executive officer and the chief financial officer of IPALCO Enterprises, Inc., pursuant to 18 U.S.C. ss. 1350, is attached hereto as Exhibit 99.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS (Unaudited):

Statements of Assets Available for Benefits as of December 31, 2005 and 2004 (Unaudited)	1

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2005 (Unaudited)	2

Notes to Financial Statements	3-6

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS                                                   2005         2004
                                                      Unaudited    Unaudited
INVESTMENTS--at fair value:
  The AES Corporation Common Stock                       $98,027      $96,651
  Merrill Lynch Equity Index Trust Fund--
      Common/Collective Trust                            208,951      204,650
  Merrill Lynch Retirement Preservation Trust Fund--
      Common/Collective Trust                            112,525      108,479
  Oppenheimer Main Street & Growth--
     Mutual Fund                                         129,002      136,074
  Ivy International Fund--
     Mutual Fund                                           9,798        7,869
  Aim Income Fund--
     Mutual Fund                                           3,259        3,167
  Merrill Lynch Global Allocation Fund--
     Mutual Fund                                         304,127      351,759
  Merrill Lynch Balance Capital Fund--
     Mutual Fund                                         108,623      131,933

  Participant Loans                                           --           --
                                                      ----------- ------------
           Total investments                             974,312    1,040,582

CASH                                                          --           --

CONTRIBUTIONS RECEIVABLE                                      --           --

ACCRUED INTEREST AND DIVIDENDS                             2,040        1,972
                                                      ----------- ------------
           Total assets                                $ 976,352   $1,042,554
                                                      ----------- ------------
LIABILITIES

ACCRUED FEES                                                  --           --
                                                      ----------- ------------
           NET ASSETS AVAILABLE FOR BENEFITS            $ 976,352  $1,042,554
                                                      =========== ============

See notes to financial statements.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005 (Unaudited)

INCREASES:
  Employee contributions                                                --
  Company contributions, net                                            --
  Interest and dividend income                                       36,367
  Rollover accounts and principal repayments                            --
  Net appreciation (depreciation) of investments                     33,839
                                                            ----------------
           Total                                                     70,206
                                                            ----------------
DECREASES:
  Withdrawals by participants or their beneficiaries                136,408
  Loan repayments from distributions                                    --
  Administrative fees                                                   --
                                                            ----------------
           Total                                                    136,408
                                                            ----------------
DECREASE IN ASSETS AVAILABLE FOR BENEFITS                           (66,202)

ASSETS AVAILABLE FOR BENEFITS--Beginning of year                  1,042,554
                                                            ----------------
ASSETS AVAILABLE FOR BENEFITS--End of year                         $976,352
                                                            ================

See notes to financial statements.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Mid-America Energy Resources Employee Retirement Plan (the "Plan") have been prepared on the accrual basis.

Plan Assets

Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions; or payment of vested employer contributions to employees withdrawing from the Plan, payment to employees obtaining an in-service distribution, payment due to a hardship withdrawal, issuing loan proceeds, distribution to retiring employees, distribution to beneficiaries of deceased employees, or to pay expenses of the Plan. All payments made from the trust require the approval of the Employee's Pension & Benefits Committee of Indianapolis Power & Light Company, Inc. (the "Pension Committee"). Merrill Lynch Trust Company is the sole Trustee and record keeper of the assets of the Plan.

Investments

Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of securities sold is determined on a specific identification basis. Dividends are recorded on the ex-dividend date.

Participant Loans

Loans to participants are stated at cost which approximates fair value.

Use of Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in net assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Payment of Benefits

Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant's account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70 1/2 years. Benefits are recorded when paid.

Administrative Fees

For the plan year ended December 31, 2005, each participant with an investment in the AES Common Stock Fund was charged approximately $.08 per share. There are no other transaction-based fees for the other investment funds. Administrative fees on the mutual and managed funds were based upon fund balances.

2. DESCRIPTION OF THE PLAN

The Plan is administered by the Pension & Benefits Committee which is a committee appointed by the Indianapolis Power & Light Company ("IPALCO") Board of Directors. The Plan is a defined contribution plan, and employees of MAER and its affiliates become eligible to participate in the Plan at attainment of age 18 and immediately upon hire.

All employees become fully vested in the plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions.

The Plan is valued on a daily "share" valuation.

Since there are no remaining active employees, there are no employee or employer contributions being received into the plan. Allocations of Plan earnings are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and after payment of necessary expenses shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

The Plan is maintained with the intent of being a qualified trust under Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on November 14, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Participants should refer to the "Summary Plan Description" for a more detailed description of the Plan.

3. RISKS AND UNCERTAINTIES

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                          2005         2004

The AES Corporation common stock,
   6,192 and 7,070 shares, respectively                   $98,027      $96,651

Oppenheimer Main Street Income & Growth Mutual
   Fund, 3,474 and 3,837 shares, respectively            $129,002     $136,074

Merrill Lynch Global Allocation Fund
  17,953 and 21,306 shares, respectively                 $304,127     $351,759

Merrill Lynch Retirement Preservation Trust,
    112,525 and 108,479 shares, respectively             $112,525     $108,479

Merrill Lynch Equity Index Trust,
   2,246 and 2,302 shares, respectively                  $208,951     $204,650

Merrill Lynch Balanced Capital Fund,
   4,238 and 4,939 shares, respectively                  $108,624     $131,933

During 2005, the Plan's investments (including both realized and unrealized gains and losses) appreciated in value by $33,839 as follows:

Mutual Funds                                             $8,982
Common/Collective Trust                                   9,115
Common Stock                                             15,742
                                                ----------------
Net appreciation in fair value of investments           $33,839
                                                ================

5. MERRILL LYNCH RETIREMENT PRESERVATION TRUST

One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2005 and 2004 approximates market value. The average yield rate for 2005 was approximately 3.73%.

6. RELATED PARTY TRANSACTIONS

One of the Plan's investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of Mid-America Energy Resources, any investment transactions involving AES common stock qualify as party-in-interest transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Global Allocation Fund, and the Merrill Lynch Balanced Capital Fund and therefore, these transactions also qualify as party-in-interest transactions.

* * * * *

 SIGNATURES

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-AMERICA ENERGY RESOURCES EMPLOYEE RETIREMENT PLAN

By the Plan Administrator:

EMPLOYEES' PENSION & BENEFITS COMMITTEE OF INDIANAPOLIS POWER & LIGHT COMPANY

By: /s/ Edward J. Kunz

Edward J. Kunz, Chairman of the Committee

DATE: June 29, 2006